[Harrah’s Entertainment Letterhead]

January 11, 2008

Via Edgar and Courier

Daniel Morris

Attorney-Advisor

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549-3628

Re: Harrah’s Entertainment, Inc. Definitive 14A filed March 14, 2007;

Commission File Number: 001-10410

Dear Mr. Morris:

We hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of comments dated December 11, 2007 (the “Comment Letter”), to the above referenced Definitive 14A of Harrah’s Entertainment, Inc. (the “Company”). The Company has filed, via EDGAR, this letter (tagged correspondence).

For your convenience, we are delivering you a copy of this letter as well

The Company has the following responses to the Staff’s comments in the Comment Letter. For your convenience, each response corresponds to the comment that immediately precedes it, each of which has been reproduced in italics below from the Comment Letter in the order presented.

1.	We note your response to prior comments 4, 5, 9 and 11. Please confirm that you will comply with each comment in your future filings.

Response:

We supplementally advise the Staff that the Company will comply with prior comments 4, 5, 9 and 11 in future filings.

2.	While we note your response to our prior comment 13, please confirm that your future disclosure will provide a more detailed analysis of how and why the compensation of Mr. Loveman and Mr. Atwood differs so widely from that of the other named executives. Please also confirm that you will provide analysis on an individualized basis to the extent that the policies or decisions relating to [Mr.] Loveman and/or Mr. Atwood are materially different than the other named executive officers.

Response:

We supplementally advise the Staff that in future filings, we will provide a more detailed analysis of how and why the compensation of Mr. Loveman and Mr. Atwood differs from that of the other named executives. We also advise the Staff that in future filings that we will provide analysis on an individualized basis to the extent that the policies or decisions relating to Mr. Loveman and/or Mr. Atwood are materially different than the other named executive officers.

3.	We note your response to prior comment 14, however, we re-issue the prior comment in part. Please disclose the processes and procedures by which the company determined the size and features of its termination and severance packages.

Response:

We supplementally advise the Staff that, at least annually, the Company’s compensation department undertakes a review of the termination and severance packages of our executives, as part of its review of the overall compensation package of our executives. This analysis is performed by reviewing each of our executives under several factors, including, the individual’s role in the organization, the importance of the individual to the organization, the ability to replace this individual if he/she were to leave the organization, the level of competitiveness in the marketplace to replace the individual if necessary, and the ability of others within the organization to replace each individual without affecting the on-going business of the Company. After the compensation department makes this assessment, it then reviews the Company’s termination and severance packages, as part of its review of the total compensation package of our executives, against similarly situated executives at peer companies to ensure that the Company’s termination and severance packages are competitive in the marketplace. The compensation department then presents this assessment to the Human Resources Committee of the Board of Directors of the Company (the “HRC”) for their feedback. If the HRC were to determine that changes were necessary to the termination and severance packages of our executives, they would then be implemented going forward. In future filings, we will include the additional information detailed above.

Once you have had time to review our responses to the Comment Letter, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Should you have any questions regarding this response, please contact the undersigned at (702) 407-6029.

Respectfully submitted,

/s/ Michael D. Cohen
Michael D. Cohen Vice President, Associate General Counsel and Corporate Secretary

cc:	Gary W. Loveman, Harrah’s Entertainment, Inc.
Stephen H. Brammell, Harrah’s Entertainment, Inc.

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